

April 10, 2013

<u>Via Facsimile</u>
Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

   Re: **General Mills, Inc.**
     Form 10-K for the Fiscal Year Ended May 27, 2012
     Filed July 3, 2012
     File No. 1-01185

Dear Mr. Mulligan:

   We refer you to our comment letter dated March 1, 2013 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Roger Schwall
    Assistant Director
    Division of Corporation Finance